UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS  13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-07724

Snap-on Incorporated

(Exact name of registrant as specified in its charter)

2801 80th Street, Kenosha, Wisconsin 53143

Telephone: (262) 656-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(which expired on November 3, 2007) (1)

(Title of each class of securities covered by this Form)

Common Stock, $1.00 par value

(Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Snap-on Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	November 28, 2007	BY:	/s/ Susan F. Marrinan
Susan F. Marrinan, Vice President, Secretary and Chief Legal Officer

(1)          The Preferred Stock Purchase Rights (the “Rights”) expired on November 3, 2007, pursuant to the terms of the Rights Agreement, dated as of August 22, 1997, as amended, between the Registrant and First Chicago Trust Company of New York (n/k/a Computershare Trust Company, N.A.), as Rights Agent  (the “Rights Agreement”).  The Registrant initially filed a Form 8-A to register the Rights on October 14, 1997, which Form 8-A was subsequently amended on September 25, 2001.